NNN HEALTHCARE/OFFICE REIT, INC.
September 18, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

RE:	NNN Healthcare/Office REIT, Inc. Registration Statement on Form S-11 (File No. 333-133652) Acceleration Request
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, NNN Healthcare/Office REIT, Inc. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:00 p.m., Washington, D.C. time, on September 20, 2006 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.
     The Company acknowledges that (i) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, NNN Healthcare/Office REIT, Inc.
/s/ Andrea R. Biller
Andrea R. Biller
Executive Vice President and Secretary

cc:	Ms. Elaine Wolff Mr. Paul Fischer Ms. Rosemarie Thurston
1551 N. Tustin Avenue • Suite 200 • Santa Ana, California 92705
tel (714) 667-8252 • fax (714) 667-6860